FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Announces Key Components of Strategic Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix Announces Key Components of Strategic Plan

Vancouver, British Columbia, Canada, May 16, 2002 - Micrologix Biotech today announced a summary of its recently completed Strategic Plan, including some of its key action items for the 2003 fiscal year, which began May 1, 2002. The Company initiated a strategic planning and reengineering process in October 2001 under the direction of its new CEO, James M. DeMesa, M.D. Some key components of the strategy include plans to:

Establish a prominent anti-infective product development company

Bring the company's founding technology in antimicrobial peptides to its optimal commercial potential

Diversify the technology base, expand the product pipeline, and grow the company through acquisitions and in-licensing

Form late stage strategic alliances and early stage corporate research collaborations

Focus in-house activities on product development strengths

Maintain and augment a strong financial position

"Our entire company is committed to delivering results based on this plan," said Dr. DeMesa. "Over the past four months we have concentrated first on ensuring we have the right team in place with the experience and expertise to execute an aggressive strategy. This team is now focused on broadening our pipeline and maximizing the value of our existing technology to build an efficient, sustainable business model. We have already seen positive initial results by implementing this plan and we expect to see more in the coming months as we successfully execute on our strategy."

STRATEGIC ACTION ITEMS - FISCAL 2003 (May 1, 2002 - April 30, 2003)

Development of the plan was preceded by an analysis of the key value drivers for success in the biotech industry. These were found to include: a strong pipeline addressing significant markets, the number and quality of alliances and partnerships, a diversity of technologies & medical indications, a track record of successful clinical development, and experienced leadership with the ability to execute. Based on these value drivers, the Company established several principal action items for the 2003 Fiscal Year.

Three of the main action items are to:

Complete a corporate partnership or license agreement on the founding antimicrobial peptide technology

In-license or acquire a new anti-infective technology or product candidate

Advance the MBI 594AN acne product development program

The company is engaged in late-stage licensing negotiations for MBI 226, a topical anti-infective for the prevention of central venous catheter-related bloodstream infections, currently in Phase III clinical trials (see the Company's press release dated May 7, 2002). Milestones for this program will be communicated based on the outcome of these negotiations. Other activities focused towards completing the above action items are at various stages of execution.

BUSINESS MODEL

The business model of the Company is focused on developing products from the post-discovery stage (e.g., lead identification and optimization) through to mid-stage clinical development. In most cases, the Company intends to partner product candidates after preliminary efficacy is obtained (typically in late Phase II). In addition, the company is actively pursuing earlier stage corporate research collaborations with companies where the combination of technologies, resources, and expertise can advance product candidates more effectively.   Internally, the company will focus primarily on its strengths in research and product development. Employing internal resources in this way, the company will look to use third party expertise to more efficiently and cost-effectively advance its non-core activities. This will enable the research and development team to concentrate mainly on adding and moving product candidates more effectively through the development process.

"With these first steps, our team now has a clear direction, with definite goals and objectives for the short, medium, and long term," said Dr. DeMesa.  "Going forward, we will be focused, opportunistic, and relentless in working to achieve the key value drivers through execution of our strategy."

ABOUT MICROLOGIX  Micrologix Biotech Inc. is engaged in the research, development and commercialization of drugs that advance therapy, improve health, and enrich lives. The company's immediate focus is toward anti-infective drug development, with two product candidates in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections (Phase III) and MBI 594AN for treating acne (Phase II).

"James DeMesa"   James DeMesa, MD President & CEO

Investor & Media Relations Contacts: Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Toll Free: 1-800-665-1968 Marla Gale Fleishman-Hillard Canada Inc. Telephone: 416-214-0701 Fax: 416-214-0720

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix diversifying and growing the technology base and product pipeline, maintaining and augmenting a strong financial position, completing a corporate partnership/license deal on our founding technology, in-licensing or acquiring a new technology or product candidate, advancing the MBI 594AN development program. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of development; management of growth; future capital needs; uncertainty of future funding; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.